

March 8, 2012

<u>Via E-mail</u>
Peter Henricsson, Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

    Re: Rocap Marketing, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed February 28, 2012
          File No. 333-178738

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed February 28, 2012

Prospectus Summary, page 5
The Offering, page 6

1.   We note your revised disclosure in response to comment one of our letter dated January 18, 2012 that states there were 19,145,667 shares of common stock outstanding as of December 31, 2011, which is the same number of shares outstanding as of September 30, 2011 (page 61). We further note on page 59 of your Form S-1/A1 that the Company issued 45,000 shares subsequent to September 30, 2011. As such, it appears to us that there would be 19,190,667 shares of common stock outstanding as of December 31, 2011. Please further revise your disclosure of shares outstanding or explain to us why you believe a revision is not necessary.

Management Discussion and Analysis, page 29

Results of Operations, page 29

2. We note in your response to comment ten of our letter dated January 18, 2012 that you expanded your results of operations discussion to identify significant underlying factors affecting your revenues and expenses for each period presented, although we could not locate such disclosure on page 29. Please further revise to identify the significant factors that materially affected your revenues and expenses for each period presented, or tell us where this disclosure can be found in your Form S-1/A1.

Liquidity and Capital Resources, page 30

3. We note your revised disclosure in response to comment 12 of our letter dated January 18, 2012 and we reissue the comment. Revise to address your internal and external sources of liquidity as required by Item 303(a)(1) of Regulation S-K. In this regard, we note your obligations and your general statement that you expect "to use debt and equity financing to raise" capital necessary for operating requirements but it is unclear whether you have any known internal or external sources of liquidity.

4. We note your disclosure on page 30 regarding the sale of a non controlling interest in your subsidiary "to gain expertise of the investor." In an appropriate place in your prospectus, please revise to discuss this sale in greater detail. Include in your discussion details such the percentage interest in your subsidiary that was sold to the investor, what role the investor has in the company, the specific expertise of the investor and the qualifications the investor has that support such expertise.

Directors, Executive Officers, Promoters and Control Persons, page 33

5. We note your revised disclosure in response to comment 14 of our letter dated January 18, 2012 and we partially reissue the comment. Please provide a brief description of the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Henricsson should serve as a director. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 34

6. We note that the Summary Compensation Table reflects compensation through September 30, 2011. Please revise to include compensation through December 31, 2011. Also, please revise to include all information required by Items 402(n)-(r) of Regulation S-K, including the outstanding equity awards table.

7. We note the stock award disclosure in your Summary Compensation Table. Please revise to report the award in the manner required by Item 404(n)(2)(v) and the instructions to that item.

8. We note your Grants of Plan-Based Table. Item 404 of Regulation S-K does not require this table for a smaller reporting company, and the Item 404(d) table only needs to cover the last completed fiscal year. If you choose to retain this table, please relocate this table to the Executive Compensation section of your prospectus and revise to meet the requirements of Item 404(d) of Regulation S-K.

Certain Relationships and Related Transactions, page 37

9. We note your revised disclosure in response to comment 17 of our letter dated January 18, 2012. Please revise to identify the related parties in accordance with Item 404(d) of Regulation S-K.

10. We note your added disclosure regarding the material terms of your management agreements. It appears that the monthly $3,250 salary was payable beginning October 1, 2010 rather than October 1, 2011, given your disclosure in the Summary Compensation Table. Please revise or advise. We further note from the management agreements that stock will be issued quarterly in tranches of 80,000 shares commencing in March 2011. Please revise to reconcile the disclosure under this heading with the terms of the management agreements.

11. Please revise to provide the promoter and control person disclosures required by Item 404(d)(2) of Regulation S-K. Please address both Lexi-Luu Designs Inc. and Rocap Marketing Inc.

December 31, 2010 Consolidated Financial Statements, page 40

Report of Independent Registered Public Accounting Firm, page 41

12. We note that the audit report in your Form S-1 was dated December 23, 2011, and that this date has now been removed from the audit report in your Form S-1/A1. Please tell us why the audit report date has been removed. Also obtain and include an audit report that is dated in the next amendment to your Form S-1. Refer to Rule 2-02(a) of Regulation S-X.

Financial Statement Updating

13. Please update your financial statements to include audited financial statements for the two years ended December 31, 2011. Refer to Rule 8-08 of Regulation S-X.

Note 4 – Acquisition, page 51

14. We note in your response to comment 28 of our letter dated January 18, 2012 that Lexi-Luu was formed on September 15, 2010, which is the same day that Rocap acquired Lexi-Luu; that Lexi-Luu was a startup enterprise with no prior operations at the acquisition date and that all of Lexi-Luu's operations commenced as of September 15, 2010. We further note on page 46 of your Form S-1/A1 that Lexi-Luu was incorporated on September 3, 2010; and on page 56 that Lexi-Luu had assets of $39,977 and liabilities of $47,957 at the September 15, 2010 acquisition date. Please describe to us the composition of Lexi-Luu's assets and liabilities at the September 15, 2010 acquisition date, and tell us how these assets and liabilities arose given your statement that Lexi-Luu had no operations prior to the acquisition date and that its operations commenced as of September 15, 2010. Also revise to provide the disclosures required by ASC 805-10-50-2(h), as applicable.

September 30, 2011 Financial Statements, page 60

Notes to Condensed Consolidated Financial Statements, September 30, 2011 and 2010, page 65

Note 10 – Commitments and Contingencies, page 78

15. We note the disclosure added to Note 7 (page 77) in response to comment 31 of our letter dated January 18, 2012. Please further revise to move this disclosure under Note 10. Also expand your footnote to provide disclosures similar to those required by ASC 718-10-50-1 through 50-2, as applicable, for these related party transactions. Refer to ASC 505-50-50-1. At a minimum, we believe you should disclose the effect of compensation costs arising from these shares issued to consultants and the method of estimating the fair value of the goods or services received or the fair value of the shares granted.

Part II – Information Not Required in the Prospectus, page 80

Exhibits

16. Exhibit 10.1 refers to "attached Schedules" throughout. Please advise whether this exhibit has been filed its entirety or refile in its entirety. We may have further comment.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

17. Please further amend your registration statement to include a currently dated consent from your independent registered public accounting firm.

Signatures

    18. We note your response to comment 33 of our letter dated January 18, 2012. We reissue the comment as we are not able to see how your registration statement has been signed by the principal accounting officer in addition to the principal executive and financial officers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director